News Release

Number 18, 2003

NVS Hockey To Produce Three Thousand Limited Edition Commemorative Sticks For Molson Canadian Heritage Classic Event

Edmonton, Alberta, November 07, 2003: Resin Systems Inc. (RS – TSX Venture / RSSYF – OTCBB) and its wholly owned subsidiary, NVS Hockey, announced today that a licensing agreement has been signed with the Edmonton Oilers to provide Limited Edition Commemorative NVS sticks for the Molson Canadian Heritage Classic in Edmonton this month.

Exclusive retailer agreements have also been signed with United Cycle and Champions (official retailers of the Edmonton Oilers) for distribution of these individually numbered “Heritage Classic” sticks through retail outlets, on-line, by mail and at the event.  These sticks feature the patented NVS Carbon Senior Pro-Flex shafts with custom graphics designed specifically for the event.

The Molson Canadian Heritage Classic is a major sporting event weekend with celebrations marking the 25th anniversary of the Edmonton Oilers Hockey Club. The event will feature the first outdoor hockey game in National Hockey League history when the Oilers host the Montreal Canadiens at Commonwealth Stadium on November 22nd.  The game will set a world-record for the largest crowd at a professional hockey game, with over 58,000 fans in attendance.  The Stadium will also play host to an alumni game featuring past stars of the Edmonton Oilers and the Montreal Canadiens. The Oilers will be led by Wayne Gretzky and the Canadiens by Guy Lafleur. To read more about this gala celebration visit www.heritagehockeyclassic.com.

Under the heading “The Memories Stick”, NVS ads will soon be appearing in the Edmonton area promoting its revolutionary composite hockey shaft and the Molson Canadian Heritage Classic. To view the ad, please select the following link: http://www.resinsystemsinc.com/acc6173/heritage_classic.pdf

On November 12th the Commemorative Sticks will be available in the above mentioned retail outlets or by ordering online at either www.unitedcycle.com or www.nvshockey.com. The NVS shafts with blades will be priced at $159.99 each plus applicable taxes.

According to Greg Pendura, President and CEO of Resin Systems, ”The NVS marketing department conceived the “Heritage Classic” concept after our success on the commemorative shafts for the World Inline Cup Tournament.  The combined efforts of the Oilers organization and United Cycle resulted in the limited souvenir edition becoming a reality with which we are proud to be associated.”

Teleconference: Greg Pendura, President & CEO of Resin Systems and Paul Giannelia, CEO and Chairman of RS Technologies will be providing a management update on recent activities for shareholders by way of a teleconference call on:

Monday, November 10th

2:30 PM (Mountain Time)

Dial 1- 800-796-7558

Advise the operator you are attending the Resin Systems teleconference.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials throughout the global marketplace.

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (403) 221-0915 Fax: (403) 237-8387 Email: grant@howardgroupinc.com www.howardgroupinc.com

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responsibility for the adequacy or accuracy of this release.